OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Melio Securities Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Northfield Plaza Suite 3100
(No. and Street)

Northfield	Illinois	60093
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T. Melio	847-441-2900	mark@meliocompany.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., #3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/03	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark T. Melio _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Melio Securities Company, LLC _____, as of March 31 _____, 2 022 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARY ANN DOHERTY
Official Seal
Notary Public - State of Illinois
My Commission Expires Apr 23, 2025

Signature:

Title: MANAGING MEMBER

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Melio Securities Company, LLC

Audited Financial Statements

For the Period Ended January 1, 2021 to March 31, 2022

Melio Securities Company, LLC

TABLE OF CONTENTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Member of
Melio Securities Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Melio Securities Company, LLC (the Company) as of March 31, 2022, and the related statements of operations, changes in member's equity and cash flows for the period ended January 1, 2021 through March 31, 2022, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the period from January 1, 2021 through March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange

Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

This the initial year we have served as the Company's auditor.

Dallas, Texas
June 13, 2022

Melio Securities Company, LLC
Statement of Financial Condition
March 31, 2022

Assets		
Cash	$	116,392
Total Assets	$	**116,392**
Liabilities and Member's Equity		
Liabilities		
Related party payable	$	35,091
Total Liabilities		**35,091**
Member's Equity		81,301
Total Liabilities and Member's Equity	$	**116,392**

The accompanying notes are an integral part of these financial statements.

Melio Securities Company, LLC
Statement of Operations
For the Period Ended From January 1, 2021 to March 31, 2022

Revenues:		
Total Revenues	$	-
Expenses:		
General and administrative	$	3,105
Regulatory fees		6,223
Rent		5,250
Total Operating Expenses		14,578
Net Loss	$	(14,578)

The accompanying notes are an integral part of these financial statements.

Melio Securities Company, LLC
Statement of Changes in Member's Equity
For the Period Ended From January 1, 2021 to March 31, 2022

	Total Member's Equity
Balance at January 1, 2021	$ 95,879
Net Loss	(14,578)
Balance at March 31, 2022	$ 81,301

Melio Securities Company, LLC
Statement of Cash Flows
For the Period Ended From January 1, 2021 to March 31, 2022

Cash Flows From Operating Activities:

Net loss	$	(14,578)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Decrease in prepaid expenses		6,248
Decrease in accounts payable		(25)
Increase in related party payable		8,355
Net cash provided by operating activities		-
Net increase in cash		-
Cash at beginning of year	$	116,392
Cash at end of year	$	116,392

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Operations

Melio Securities Company, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois limited liability company organized in April 2009 and is a wholly owned subsidiary of Melio and Company, LLC. The Company is currently approved to serve as a placement agent on taxable and tax-exempt private placements, and supports clients with broad access to the taxable and tax-exempt debt and derivative capital markets.

Note 2 - Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company provides advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a month-to-month basis recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivable are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by charge offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible.

Income Taxes

The Company is a single member limited liability company, and, therefore, the Company's income is taxable to the member. Accordingly, no provision has been made for income taxes.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2022, the Company had net capital of approximately $81,301 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.4 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Related Parties

The Company has an expense sharing agreement with an affiliate through common ownership. The agreement calls for payments by the Company of $557 per month for administrative, office and occupancy costs. Allocated expenses under this agreement for the period from January 1, 2021 to March 31, 2022 were $8,355 and $35,091 due to the affiliate as of March 31, 2022.

Schedule I
Melio Securities Company, LLC
Supplemental Information
Pursuant to Rule 17a-5
March 31, 2022

Computation of Net Capital

Total Member's equity qualified for net capital	$	81,301
Deductions / charges		
Non-allowable assets:		
Total deductions / charges		-
Net Capital before haircuts on securities positions		81,301
Haircuts on securities:		-
Net Capital	$	81,301
Aggregate indebtedness		
Related party payable	$	35,091
Total aggregate indebtedness	$	35,091
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	76,301
Ratio of aggregate indebtedness to net capital		.4 to 1

Reconciliation of Computation of Net Capital

Net Capital per filed 3/31/2022 Focus IIA Report	52,329
Cash	15,000
Prepaid expenses	(6,248)
Related party payable	20,220
Net Capital per 3/31/2022 audit	81,301

Schedule II & III

Melio Securities Company, LLC
Computation for Determination of Reserve Requirements and Information Relating
to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
March 31, 2022

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a special reserve bank account for the exclusive benefit of customers.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Members of
Melio Securities Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Melio Securities Company, LLC (the "Company") identified that it is considered a "Non-Covered Finn" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to advising clients in connection with securities transactions made with relation to mergers and acquisitions, acting as a municipal securities broker and the private placement of securities. (2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Melio Securities Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Dallas, Texas
June 13, 2022

Melio Securities Company, LLC Exemption Report

Melio Securities Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a municipal securities broker (2) the private placement of securities (3) will provide advisory services for mergers and acquisitions.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Mark Melio, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Mark Melio
Managing Member

Date of Report: June 7, 2022